First Mariner Bancorp

July 13, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Angela Connell

Re:                               First Mariner Bancorp

File No. 0-21815

Form 10-K for the year ended December 31, 2010

Ladies and Gentlemen:

On behalf of First Mariner Bancorp (the “Company”), this letter responds to the Staff’s comments contained in the Staff’s letter dated June 15, 2011 received via email.  We have reviewed the Staff’s comments and agree to incorporate changes in future filings to address the issues noted in the Staff’s comments. We understand that the Staff is not at this time requiring any amendments to the 2010 Form 10-K.  The Staff’s comments, and the Company’s responses to the Staff’s comments, are set forth below.

Form 10-K for the Year ended December 31, 2010

Item 1: Business

General, page 5

COMMENT 1:  In future filings, revise the disclosures relating to the various operating divisions at the bottom of page 5 to give a brief description of their asset size, revenues generated and whether or not they are or have been profitable.

RESPONSE TO COMMENT 1:  In future filings, we agree to revise the disclosures as requested.

Item 1A: Risk Factors

We are subject to restrictions …, page 19

COMMENT 2:  In future filings, add bullets to the risk that highlight the material terms and conditions, their impact on the company and bank’s results and briefly describe your actions to remediate as of the reported period.

RESPONSE TO COMMENT 2:  In future filings, we agree to revise the risk factor as requested.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Results of Operations, page 47

COMMENT 3:  We note that your coverage ratio of the allowance for loans losses to non-performing loans was 32%, 28%, and 33% at December 31, 2009, December 31, 2010, and March 31, 2011, respectively. We further note that the balance of impaired loans without a valuation allowance was $35.1 million, $55.1 million and $48.4 million at December 31, 2009, December 31, 2010, and March 31, 2011, respectively. Finally, we note that the specific allowance related to impaired loans with a valuation allowance was $733k, $588k, and $539k at December 31, 2009, December 31, 2010, and March 31, 2011, respectively. Please tell us and revise future filings to address the following:

•                  Address the factors contributing to the decline in the coverage ratio of the allowance for loan losses to non-performing loans from December 31, 2009 to December 31, 2010 and the low coverage in the periods presented;

•                  Address the factors contributing to the increase in impaired loans without a specific valuation allowance from December 31, 2009 to December 31, 2010 and the small specific allowance in the periods presented;

•                  Disclose your charge-off policy for each type of loan and whether you have revised these policies;

•                  Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve or general reserve;

•                  Clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends. Please quantify the amount of nonperforming loans for which you have recorded a partial charge-off;

•                  Given the significant amount of nonperforming loans on your books, please address the impact of obtaining timely appraisals for those nonperforming loans or other alternative sources of fair value determination which you were required to obtain to appropriately value the collateral on a timely basis. Tell us whether or not you experienced any delays internally in identifying the actual loans/credits which required appraisals. While we note your appraisal policy as presented on page 137, it remains unclear to us how often you used alternative sources of value other than appraisals and how this may have impacted your overall valuation process, as well as the amount and timing of related loan loss provisions and charge-offs. If there have been significant variances in the total amount of lapse time from the time you order an appraisal to receipt during the last three years due to any internal or external factors, such as the number of nonperforming loans, availability of qualified appraisers to perform their work on a timely basis or any other significant contributing factors, please explain in a detailed and thorough manner with a view of how your financial statements have been impacted, etc. Please discuss on a disaggregated basis by the specific markets you operate in if you have had varying experiences in this regard;

•                  Given the above, there are various levels at which we are unclear how and why you determined that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the last two years ended December 31, 2010, and for the quarterly periods during this time, including the three months ended March 31, 2011. In order for us to better understand the judgments and views management contemplated in making their ultimate determinations in this area, please provide persuasive evidence which will sufficiently support your ultimate quarterly and year-end conclusions that both the provision for loan losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements.

RESPONSE TO COMMENT 3:  In future filings, we agree to revise the disclosures as requested.  Our response to each of the Staff’s bullet points is as follows:

•                  The low coverage and the decrease in the coverage ratio are due to increased direct charge-offs of deficiencies in value for nonperforming and all other impaired loans.  We charge off all such deficiencies instead of carrying a specific reserve, with the exception of troubled debt restructures (“TDRs”).

•                  Our level of impaired loans has increased due to the continued poor economy as well as the soft real estate market.  The level of reserves against those impaired loans has not increased in proportion to the increase in impaired loans because at the time a potential loss is identified on an impaired loan (other than a TDR), the potential loss is immediately charged off.  This is done in lieu of maintaining a specific valuation allowance on the impaired loans.  Because the potential loss has been charged off, a specific valuation allowance is not necessary on these impaired loans.  Thus, we report impaired loans (other than TDRs) without a specific valuation allowance.  We stated under “Credit Risk Management” in the MD&A “For individually evaluated loans (impaired loans), we do additional analyses to determine the impairment amount (see below for more detail on these calculations). In general, this impairment amount is included as part of the allowance for loan losses (specific reserve) for modified loans and is charged-off for all other impaired loans.”

Additionally, under “Impaired Loans,” we state “If our measure of the impaired loan is less than the recorded investment in the loan, we record a charge-off for the deficiency unless it’s a TDR, for which we recognize an impairment loss through a specific reserve portion of the allowance.”

•                  We state under “Critical Accounting Policies” our charge-off policies as follows: “Commercial (including commercial mortgages) and construction loans (including both commercial and consumer) are generally evaluated for impairment when the loan becomes 90 days past due and/or is rated as substandard. The difference between the fair value of the collateral, less estimated selling costs and the carrying value of the loan is charged-off at that time. Residential mortgage loans are generally charged down to their fair value when the loan becomes 120 days past due or is placed in nonaccrual status, whichever is earlier. Consumer loans are generally charged-off when the loan becomes 120 days past due or when it is determined that the amounts due are uncollectible (whichever is earlier). The above charge-off guidelines may not apply if the loan is both well secured and in the process of collection, as allowed by accounting principles generally accepted in the United States of America (“GAAP”).”

In addition, as stated under “Credit Risk Management” in the MD&A, as mentioned above, we do not charge off loans if they are TDRs. Rather, for TDRs, we set up a specific reserve in the allowance for loan losses.

None of the policies referred to above have changed since their adoption.

•                  As previously noted in the above bullet points, it is our policy to charge off any deficiency in fair value that is determined during the impairment testing process, unless the loan is a TDR.  Accordingly, a specific reserve is only established if a loan is a TDR that is not collateral dependent.

•                  Partial charge offs of nonaccrual loans decrease the amount of nonperforming and impaired loans, as well as any specific allowance attributable to that loan.  Partial charge offs of nonaccrual loans also decrease our allowance for loan losses, as well as our allowance for loan losses to nonperforming loans ratio and our allowance for loan losses to total loans ratio.  We have a significant amount of charge offs as a result of our policy to charge off all fair value deficiencies instead of carrying a specific reserve (except with respect to nonaccrual TDRs).  Total partial charge offs of nonaccrual loans for the years ended December 31, 2010 and December 31, 2009 and the quarter ended March 31, 2011 amounted to $6.4 million, $5.9 million, and $448,000, respectively.  The total amount of nonaccrual loans for which we recorded partial charge offs for the years ended December 31, 2010 and December 31, 2009 and the quarter ended March 31, 2011 was $32.0 million, $25.5 million, and $7.5 million, respectively.

•                  Given the volatility of the real estate market, it is very important for us to have current appraisals on our nonperforming assets. All commercial nonperforming assets are required to be appraised no less than annually. For residential and consumer nonperforming loans below $500,000 an alternative valuation method (“AVM”) may be used in lieu of an appraisal. AVMs are obtained from CoreLogic, an unrelated independent third party company. CoreLogic’s valuation utilizes a comparative sales based methodology analysis. It also has the ability to handle geographic anomalies, and advanced algorithms which, when coupled with access to multiple data sources, returns accurate and reliable valuation results. The turnaround time for these AVMs is generally within a few minutes of our request. As such, the use of AVMs in no way adversely impacts our overall valuation process, nor does it negatively affect the amount or timing of any provisions or charge-offs. In fact, the quick turnaround time of these AVMs help identify potential losses immediately.

As part of the Bank’s asset monitoring activities, the Bank maintains a Workout Committee that meets three times per month. During these Workout Committee meetings, all nonperforming assets and loan delinquencies are reviewed. The Bank also produces a nonperforming asset (“NPA”) report which is distributed weekly to senior management and is also discussed and reviewed at the Workout Committee meetings. This report contains all relevant data on the nonperforming assets, including the latest appraised value and valuation date.  Accordingly, these reports identify which assets will require an updated appraisal. As a result, we have not experienced any internal delays in identifying which loans/credits require appraisals. With respect to the ordering process of the appraisals, we have not experienced any delays in turnaround time nor has this been an issue over the past three years. Furthermore, we have not had any delays in turnaround time or variances thereof in our specific operating markets, which are predominantly the Baltimore metropolitan and surrounding counties, and portions of northern Virginia.

•                  With respect to the Staff’s final bullet point under this comment, we believe that our periodic loan loss provisions and our allowance for loan losses were appropriate for each of the last two years ended December 31, 2010 and for the quarterly periods during this time, as well as the three month period ended March 31, 2011. We based our conclusion on many factors including the following:

•                  We maintain appropriate oversight committees to track deteriorating credits thereby timely identifying potential problems and noting when current appraisals are due.

•                  Per ASC 310, we individually analyze all nonperforming assets and all credits risk rated 8 or above for impairment. We immediately charge-off any deficiencies in collateral value that is identified in the impairment analysis (thus, placing all NPAs and loans risk-rated as 8 at fair value).

•                  Per ASC 450, we calculate our required reserves based upon a rolling eight quarter average of actual charge-offs, thereby utilizing current trend data of actual losses. These calculated loss percentages are then applied to our current loan balance by loan type to determine the required reserves.

•                  We also apply environmental factors to calculate an unallocated reserve range. This unallocated reserve is meant to cover any negative economic and business trends that may develop.

•                  The combination of the calculated required reserve plus the range of the unallocated reserve results in a total range to our allowance for loan losses. Our allowance for loan losses has been within the estimated ranges.

The Bank also evaluates the adequacy of its allowance for loan losses on a quarterly basis. The methodology is as follows: First, the Bank maintains a rolling eight quarter average charge-off history by portfolio type and compares that to the average quarterly loan balance for each portfolio type to determine the charge-off percentage by loan portfolio. These charge-off percentages are then applied to the current loan portfolio balances to establish the required reserve. Once the required reserve is established, the Bank considers several environmental factors in order to determine the unallocated portion. These factors capture any changes in economic trends, portfolio composition, real estate trends, etc. and are meant to supplement the required reserves.

In addition, as discussed in the bullets above, rather than carry a specific reserve for a nonperforming asset that has a collateral deficiency, the Bank charges off any difference between the carrying value and the current appraised value, less selling costs. Thus, all nonperforming assets are carried at fair value (and no reserve would be required on those assets). In accordance with ASC 310, the majority of our impaired loans are real estate collateral dependant.

Financial Condition

Credit Risk Management

Loans Held for Sale, page 55

COMMENT 4:  We note your disclosure that during 2010 you increased your repurchase reserve for potential repurchases of loans sold due to recent periods of economic turmoil. We further note your disclosure on page 27 in Risk Factors that you may be required to repurchase loans under certain provisions, including delinquencies, or return premiums paid by these investors should the loan be paid off early. Please tell us and revise future filings to provide a discussion of the primary reasons you were required to repurchase loans and discuss the implications and significance of this trend on your future financial results.

RESPONSE TO COMMENT 4:  There are several reasons why an investor may require us to repurchase or “make-whole” a loan sold. Prior to January 1, 2008 the company used investor contracts that required the company to repurchase and “make-whole” requests on loans sold prior to this date. The company experienced losses on loans closed prior to 2008 due to borrower loan payment default. Repurchase requests are negotiated with each investor at the time we are notified of the demand and an appropriate reserve is taken at that time. After January 1, 2008 the company revised its contract and terms process to include the elimination of early payment default as a risk factor in the majority of its investor contracts and resulting loan sales. The most common reason for a loan repurchase for loans sold since January 1, 2008 is due to a documentation error or disagreement with an investor or on rare occasions for fraud. Repurchase and or make-whole requests are initially negotiated by the secondary marketing department and monitored by the secondary marketing committee where most disagreements are resolved with no reserve requirement or loss to the Company. In the event there is an unresolved repurchase or “make-whole” request, the loan is managed by the secondary marketing committee and is elevated to be monitored by the mortgage overview committee to determine the final settlement terms with the investor.  The amount of repurchases was not significant in 2010. Our reserve for potential repurchases was $127,000 as of December 31, 2010 and $69,000 as of December 31, 2009. These reserves were calculated based upon an analysis of the specific loans in question.

We will revise future filings to provide a discussion of the primary reasons we were required to repurchase loans and will discuss the implications and significance of this trend on future financial results. Given the low level of repurchases in 2010, we do not foresee this to be a growing trend nor do we see it having a significant impact on our financial results.

Loans, page 56

COMMENT 5:  In future filings include a column in the loan composition table showing the percentage of total loans for each loan type.

RESPONSE TO COMMENT 5:  In future filings, we agree to revise the table as requested.

COMMENT 6:  In future filings include describe the specific risks of each loan type.

RESPONSE TO COMMENT 6:  In future filings, we agree to include a description of the risks of each loan type as requested.

Unallocated, page 59

COMMENT 7:  We note your unallocated allowance is approximately 23.4%, 21.0%, 22.4%, and 20.4% of your total allowance for loan losses at March 31, 2011, December 31, 2010, 2009 and 2008, respectively. Further we note that you have been in business since 1995, and accordingly would have a substantial operating history from which to draw in evaluating your historical loss rates. We also note that the unallocated allowance is based primarily on management’s consideration of other qualitative factors, which include economic and business trends, loan concentrations and credit quality. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount. Please discuss any subsequent periods as well in your response.

RESPONSE TO COMMENT 7:  The required reserve (or allocated reserve) is calculated based upon a rolling eight quarter charge-off history. We use the rolling past quarters’ history so that we have the most current and relevant charge-off trend data. These charge-offs are segregated by loan category and compared to their respective loan category average balances for the same period in order to calculate the charge-off percentage. This percentage is then applied to the current period loan balances to determine the required reserve (or allocated reserve). We then apply qualitative factors to determine the unallocated reserve.

The Bank continuously evaluates environmental risk factors for any impact on the Bank’s reserve requirements.  Factors that are considered include loan concentration by type and geography and any changes in concentrations, quality of the loan review process, adequacy of the Bank’s management information systems, changes in management (credit, loan administration and origination staff), changes in underwriting standards, lending policies and procedures, the impact of any new or modified lines of business, level and trends in non-accrual and delinquent loans and charge offs, economic factors, and changes in the underlying collateral for collateral dependent loans.  The environmental factors are considered by portfolio type.

Economic factors are an important consideration in determining the adequacy of the Bank’s loan loss reserve.  A strong regional and national economy will reduce the probability of losses.  Weaker regional and national economies will usually result in higher unemployment, higher vacancies in commercial real estate, and declining values on both commercial and residential properties, which will gradually increase the probability of losses. Key measures of economic strength or weakness are unemployment levels, interest rates, and economic growth and confidence.

The following basis points have been added to the respective portfolios as follows:

		December 31,
	March 31, 2011	2010	2009
Commercial construction	0.80%	0.80%	0.35%
Commercial	0.26%	0.26%	0.04%
Consumer construction	0.43%	0.43%	0.40%
Residential mortgage	0.45%	0.45%	0.40%
Consumer	0.40%	0.40%	0.02%

In Note 6 on page 103, we discuss this methodology. In future filings, we will expand this discussion to more clearly describe this methodology for calculating the required reserve as well as the unallocated portion.

Nonperforming Assets, page 63

COMMENT 8:  We note that the balance of nonaccrual commercial mortgage loans increased from $9.8 million at December 31, 2009 to $27.0 million at December 31, 2010 and the specific allowance allocated to these loans (from the table on page 62) decreased from $3.3 million at December 31, 2009 to $2.5 million at December 31, 2010. Please tell us and revise future filings to discuss in detail the underlying reasons why the allocated allowance to those specific nonaccrual commercial mortgage loans decreased during 2010 despite the increase in the underlying loan population. Please discuss any subsequent periods as well in your response.

RESPONSE TO COMMENT 8:  As stated previously, we charge off deficiencies in value for all nonperforming loans (nonaccrual loans) unless they are TDRs.  We also state under “Impaired Loans” (which includes nonaccrual loans and TDRs) the following: “Not all of the loans newly classified as impaired since December 31, 2009 required impairment reserves, as some of the loans’ collateral had estimated fair values greater than the carrying amount of the loan or the loan has been written down to its estimated fair value. Additionally, in general, we charge off all impairment amounts immediately for all impaired loans that are not TDRs.”

Total partial charge offs of nonaccrual loans for the years ended December 31, 2010 and December 31, 2009 and the quarter ended March 31, 2011 amounted to $6.4 million, $5.9 million, and $448,000, respectively. The total amount of nonaccrual loans for which we recorded partial charge offs for the years ended December 31, 2010 and December 31, 2009 and the quarter ended March 31, 2011 amounted to $32.0 million, $25.5 million, and $7.5 million, respectively.

TDRs, page 65

COMMENT 9:  Please tell us and revise future filings to disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

RESPONSE TO COMMENT 9:  For a nonaccrual or restructured loan to be returned to accrual status, a borrower must make six consecutive payments in accordance with the restructured terms. Additionally, the borrower must demonstrate the ability to keep the loan current going forward. We will revise future filings to disclose this policy.

Deposits, page 69

COMMENT 10:  In future filings, noting the significant amounts involved, add more description of the operation of the “nonbrokered national deposit campaign” or provide a cross-reference to a more complete description elsewhere.

RESPONSE TO COMMENT 10:  As requested, we will add an expanded description of the nonbrokered national deposit campaign in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

COMMENT 11:  Please tells us and revise future filings to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50, including:

(i) the nature of any material contingencies; or

(ii) the possible loss or range of loss or a statement that an estimate of the loss cannot be made.

RESPONSE TO COMMENT 11: We review all of our legal and other similar issues quarterly to determine if any are material and should be separately disclosed.  As of December 31, 2009, December 31, 2010, and March 31, 2011, we had no material contingencies that required disclosure.

Note 6. Loans Receivable (Financing Receivables) and Allowance for Loan Losses, page 101

COMMENT 12:  Please revise future filings to include a discussion of the risk characteristics of each portfolio segment as required by ASC Subtopic 310-10-50-11B(a)(2).

RESPONSE TO COMMENT 12: In future filings, we agree to revise the disclosures as requested.

Item 13: Certain Relationships and Related Transactions

COMMENT 13:  In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

RESPONSE TO COMMENT 13: In future filings, we agree to revise the disclosures as requested.

Part II. Signature page

COMMENT 14:  Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

RESPONSE TO COMMENT 14: I am the Chief Financial Officer and the Principal Accounting Officer of the Company.  As such, while the specific reference to “Principal Accounting Officer” was inadvertently omitted from the title reflected under my signature line on the signature page of the Form 10-K, the Form 10-K was, in fact, executed by me as Principal Accounting Officer.  We respectively request that, accordingly, in future filings, the title reflected under my signature line be revised to read as follows: “Chief Financial Officer and Principal Accounting Officer.”

*              *              *

In connection with the above, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the above responds fully with your inquiries.  If you have further questions, please feel free to contact me at (443) 955-7027.

Yours truly,

/s/ Paul B. Susie

Paul B. Susie
Chief Financial Officer